SUPPLEMENT NO. 1
DATED FEBRUARY 28, 2001
TO THE PROSPECTUS DATED FEBRUARY 1, 2001
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 1 to you in order to supplement our Prospectus. This Supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our Prospectus. This Supplement No. 1 expands upon, supplements, modifies or supersedes certain information contained in the and must be read in conjunction with our Prospectus. Any word that is capitalized in this Supplement but not defined has the same meaning as in our Prospectus.

Real Property Investments

Lowe's, Warner Robbins, Georgia

On February 13, 2001, we purchased an existing freestanding retail property known as Lowe's located on approximately 24 acres and containing 131,575 gross leasable square feet. The property is located on Watson Boulevard and Carl Wilson Parkway, in Warner Robbins, Georgia.

We purchased Lowe's from an unaffiliated third party. Our total acquisition cost, including expenses, was approximately $9,420,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is approximately $71 per square foot of leasable space.

We purchased this property with our own funds. However we expect to place financing on the property at a later date.

All other information relating to this property remains unchanged from the information provided in the Prospectus.

K Mart, Macon, Georgia

On February 13, 2001, we purchased an existing freestanding retail property known as K Mart (Macon) located on approximately 18 acres and containing 102,098 gross leasable square feet. The property is located at 1901 Eisenhower Parkway, in Macon, Georgia.

We purchased the K Mart from an unaffiliated third party. Our total acquisition cost, including expenses, was approximately $9,020,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is approximately $88 per square foot of leasable space.

We purchased this property with our own funds. However we expect to place financing on the property at a later date.

All other information relating to this property remains unchanged from the information provided in the Prospectus.

Plan of Distribution

As of January 31, 2001, we had sold 13,700,649 shares in our first offering resulting in gross proceeds of $136,653,830. In addition, we received $200,000 from our Advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our Advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of January 31, 2001, we had incurred $11,599,981 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,253,849 of net proceeds from the sale of those 13,720,649 shares. As of January 31, 2001 the first offering terminated. Our current Offering began February 1, 2001. As of February 27, 2001, we had sold 304,658 shares in our current offering resulting in gross proceeds of $3,046,576. Inland Securities Corporation, an affiliate of our Advisor, serves as dealer manager of this Offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of February 27, 2001, we had incurred $274,192 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $2,772,384 of net proceeds from the sale of those 304,658 shares. An additional 311,630 shares have been sold pursuant to our Distribution Reinvestment Program as of February 27, 2001, for which we have received additional net proceeds of $2,960,486. As of February 27, 2001, we had repurchased 80,575shares through our Share Repurchase Program resulting in disbursements totaling $729,204. As a result, our net offering proceeds from both offerings total approximately $130,257,515 as of February 27, 2001, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program.

We also pay an affiliate of our Advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the year ended December 31, 2000 and for the period ending December 31, 1999, we have incurred and paid property management fees of $926,978 and $225,665, respectively. Our Advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly. For the year ended December 31, 2000, we had incurred $120,000 of such fees. As of the end of our last fiscal year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the money that we raise in this Offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $1,320,000 are included in the purchase prices we have paid for all our properties purchased through February 27, 2001. As of February 27, 2001, we had invested approximately $109,500,000 in properties that we purchased for an aggregate purchase price of approximately $218,000,000. After expenditures for organization and offering expenses and acquisition expenses and establishing appropriate reserves, as of February 27, 2001, we had net offering proceeds of approximately $20,500,000 available for investment in additional properties.